FNB United Corp. • PO Box 1328, Asheboro, NC 27204 • 150 S. Fayetteville Street, Asheboro, NC 27203

September 15, 2011

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Erin Purnell, Esq.

Re:	FNB United Corp. (the “Company”)

Registration Statement on Form S-4

File No. 333-176357

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:30 p.m. on September 15, 2011, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ R. Larry Campbell
R. Larry Campbell President and Chief Executive Officer

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